UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CHICAGO BRIDGE & IRON COMPANY N.V.

(Name of Issuer)

Common Stock, par value Euro .01 per Share

(Title of Class of Securities)

167250109

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 167250109		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,733,400

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,733,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,733,400

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.62%

14.	Type of Reporting Person IA; OO

CUSIP No. 167250109		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,733,400

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,733,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,733,400

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.62%

14.	Type of Reporting Person HC; OO

CUSIP No. 167250109		SCHEDULE 13D

1.	Name of Reporting Person: Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,733,400

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,733,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,733,400

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.62%

14.	Type of Reporting Person HC; OO

CUSIP No. 167250109		SCHEDULE 13D

1.	Name of Reporting Person: Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,733,400

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,733,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,733,400

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.62%

14.	Type of Reporting Person HC; IN

SCHEDULE 13D

Item 1.                                 Security and Issuer

This Schedule 13D (this “Statement”) relates to the shares of common stock, par value of Euro .01 per Share (the “Shares”), Chicago Bridge & Iron Company N.V., a Dutch corporation (the “Company”). The principal executive office of the Company is located at Prinses Beatrixlaan 35, 2595 AK The Hague, The Netherlands.

Item 2.                                 Identity and Background

(a)                                 The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), (ii) Spectrum Opportunities Master Fund Ltd, a Cayman Islands exempted company (“Spectrum Master Fund”), (iii) Magnetar Andromeda Select Master Fund Ltd, a Cayman Islands exempted company (“Andromeda Master Fund”), (iv) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (v) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), (vi) Magnetar MSW Master Fund Ltd, a Cayman Islands exempted company (“MSW Master Fund”), (vii) Magnetar Multi-Strategy Alternative Risk Premia Master Fund Ltd, a Cayman Islands exempted company, (“Premia Master Fund”), collectively (the “Funds”), and (viii) two managed accounts for clients of Magnetar Financial (the “Managed Accounts”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of private investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds and each of the Managed Accounts. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds and each of the Managed Accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)                                 The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)                                  Each of the Funds is a private investment fund; each of the Managed Accounts is an account managed for a client of Magnetar Financial; Magnetar Financial is a privately-held SEC registered investment adviser and manager of private investment funds and managed accounts, including each of the Funds and each of the Managed Accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)                                 None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.                                 Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the Shares reported herein on behalf of the Funds and Managed Accounts have come directly from the assets of the Funds and Managed Accounts controlled by such Reporting Persons and their affiliates, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares reported herein on behalf of the Funds and Managed Accounts was $86,497,573.63 (excluding commissions and other execution-related costs).

Item 4.                                 Purpose of Transaction

The Reporting Persons acquired the Shares reported herein on behalf of the Funds and Managed Accounts after the public announcement of the Business Combination Agreement (as defined below) for purposes of receiving the business combination consideration described below upon consummation of the Business Combination (as described below). The Reporting Persons currently intend to vote the 4,733,400 Shares reported herein on behalf of the Funds and Managed Accounts in favor of the Business Combination.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

On Schedule A attached hereto, 500,000 Shares were sold short, and subsequently covered by the Reporting Persons on behalf of Spectrum Master Fund, Andromeda Master Fund, Magnetar Capital Master Fund and the Managed Accounts.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.                                 Interest in Securities of the Issuer

The company reported in its Schedule 14A, filed with the SEC on March 29, 2018 that 102,544,213 shares were issued and outstanding as of March 27, 2018.

(a)                                 As of April 24, 2018, each of the Reporting Persons may have been deemed to have beneficial ownership of 5,744,428 Shares, which consisted of (i) 420,691 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 183,810 Shares held for the benefit of Spectrum Master Fund, (iii) 253,699 Shares held for the benefit of Andromeda Master Fund, (iv) 3,127,577 Shares held for the benefit of PRA Master Fund, (v) 1,332,716 Shares held for the benefit of Constellation Fund; (vi) 257,792 Shares held for the benefit of MSW Master Fund; (vii) 26,343 Shares held for the benefit of Premia Master Fund; and (viii) 141,800 Shares held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 5.60% of the Shares.

(b)                                 As of April 24, 2018, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 5,744,428 Shares, which consisted of (i) 420,691 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 183,810 Shares held for the benefit of Spectrum Master Fund, (iii) 253,699 Shares held for the benefit of Andromeda Master Fund, (iv) 3,127,577 Shares held for the benefit of PRA Master Fund, (v) 1,332,716 Shares held for the benefit of Constellation Fund; (vi) 257,792 Shares held for the benefit of MSW Master Fund; (vii) 26,343 Shares held for the benefit of Premia Master Fund; and (viii) 141,800 Shares held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 5.60% of the Shares.

(c)                                  Except as set forth on Schedule A attached hereto and Item 6, the Funds and the Managed Accounts had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Fund and each of the Managed Accounts. The transactions in the Shares set forth on Schedule A and put options contracts described below were effected in open market transactions on the New York Stock Exchange and various other trading markets

As disclosed by the Company in the Form 8-K filed with the SEC on December 18, 2018:

On December 18, 2017, the Company, McDermott International Inc. and its various subsidiaries (“McDermott”) entered into a Business Combination Agreement.  Pursuant to the Agreement, McDermott will commence an exchange offer to acquire any and all of the issued and outstanding share of the Shares, with each Share accepted by McDermott in the exchange offer to be exchanged for the right to receive 2.47221 shares of McDermott (or 0.82407 shares of McDermott, if the 3-to-1 reverse stock split of McDermott contemplated by the Agreement is completed), plus cash in lieu of any fractional shares (collectively, the “Per Share Consideration”)

(d)                                 Except for clients of Magnetar Financial who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares reported herein, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

(e)                                  As described in Item 5(c) above, each of the Reporting Persons ceased to have beneficial ownership of greater than 5% of the Shares on April 25, 2018 upon disposition of some the Shares.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

The 500,000 Shares described herein that were sold short on behalf of Spectrum Master Fund, Andromeda Master Fund, Magnetar Capital Master Fund and the Managed Accounts were obtained by Spectrum Master Fund, Andromeda Master Fund, Magnetar Capital Master Fund and the Managed Accounts from prime brokers pursuant to customary securities lending agreements.

The Reporting Persons purchased exchange-traded put options contracts for $361,330 in the aggregate on behalf of the following private funds and the Managed Accounts, which entitle the following private funds and the Managed Accounts to sell 240,000 Shares in the aggregate to the seller of such put options contracts for $14 per Share.  Such put options contracts expire on May 18, 2018.  A portion of such put options contracts relating to (i) 101,000 Shares are for the benefit of Magnetar Capital Master Fund, (ii) 44,100 Shares are for the benefit of Spectrum Master Fund, (iii) 60,900 Shares are for the benefit of Andromeda Master Fund, and (viii) 34,000 Shares are for the benefit of the Managed Accounts.

The Reporting Persons also purchased exchange-traded put options contracts for $60 in the aggregate on behalf of the following private funds and the Managed Accounts, which entitled the following private funds to sell 1,200 Shares in the aggregate to the seller of such put options contracts for $12 per Share.  Such put options contracts expired on April 27, 2018.  A portion of such put options contracts related to (i) 600 Shares for the benefit of Magnetar Capital Master Fund, (ii) 200 Shares for the benefit of Spectrum Master Fund, and (iii) 400 Shares for the benefit of Andromeda Master Fund.

The Reporting Persons also purchased exchange-traded put options contracts for $69,985 in the aggregate on behalf of the following private funds and the Managed Accounts, which entitled the following private funds to sell 600,000 Shares in the aggregate to the seller of such put options contracts for $13.50 per Share.  Such put options contracts expired on April 27, 2018.  A portion of such put options contracts related to (i) 252,500 Shares for the benefit of Magnetar Capital Master Fund, (ii) 110,300 Shares for the benefit of Spectrum Master Fund, (iii) 152,200 Shares for the benefit of Andromeda Master Fund and (viii) 85,000 Shares for the benefit of the Managed Accounts.

The Reporting Persons also purchased exchange-traded put options contracts for $60,000 in the aggregate on behalf of the following private funds and the Managed Accounts, which entitled the following private funds to sell 300,000 Shares in the aggregate to the seller of such put options contracts for $13 per Share.  Such put options contracts expired on April 27, 2018.  A portion of such put options contracts related to (i) 126,300 Shares for the benefit of Magnetar Capital Master Fund, (ii) 55,100 Shares for the benefit of Spectrum Master Fund, (iii) 76,100 Shares for the benefit of Andromeda Master Fund and (viii) 42,500 Shares for the benefit of the Managed Accounts.

The Reporting Persons also purchased exchange-traded put options contracts for $766,360 in the aggregate on behalf of the following private funds and the Managed Accounts, which entitled the following private funds to sell 683,100 Shares in the aggregate to the seller of such put options contracts for $12.50 per Share.  Such put options contracts expire on May 18, 2018.  A portion of such put options contracts related to (i) 287,300 Shares for the benefit of Magnetar Capital Master Fund, (ii) 125,600 Shares for the benefit of Spectrum Master Fund, (iii) 173,300 Shares for the benefit of Andromeda Master Fund and (viii) 96,900 Shares for the benefit of the Managed Accounts.  These put options contracts were subsequently disposed of for $380,775 in the aggregate.

Additionally, an account that MFL manages entered into a total return swap agreement giving them economic exposure to the Company.

Magnetar Asset Management LLC (“Magnetar Asset Management”) is an SEC registered investment adviser and an affiliate of Magnetar Financial.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management.  Certain clients of Magnetar Asset Management have entered into total return swap agreements giving them economic exposure to the Company.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

Item 7.                                 Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of May 7, 2018 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           May 7, 2018

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds and the Managed Accounts

Date	Number of Shares Bought	Price Per Share($) (1)(2)
4/3/2018	4,642	$14.1123	(3)
4/6/2018	50,000	$13.1512	(4)
4/12/2018	180,601	$15.1546	(5)
4/12/2018	19,399	$15.9156	(6)
4/23/2018	250,000	$12.6865	(7)
4/24/2018	900,000	$14.0974	(8)
4/26/2018	50,000	$14.8165
4/30/2018	200,000	$15.2195	(9)
5/1/2018	50,000	$15.8676	(10)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $14.1123 per share, at prices ranging from $13.14 to $43.49 per share.

(4) Reflects a weighted average purchase price of $13.1512 per share, at prices ranging from $13.050 to $13.28 per share.

(5) Reflects a weighted average purchase price of $15.1546 per share, at prices ranging from $14.74 to $15.62 per share.

(6) Reflects a weighted average purchase price of $15.9156 per share, at prices ranging from $15.80 to $15.99 per share.

(7) Reflects a weighted average purchase price of $12.6865 per share, at prices ranging from $12.22 to $12.885 per share.

(8) Reflects a weighted average purchase price of $14.0974 per share, at prices ranging from $13.52 to $14.50 per share.

(9) Reflects a weighted average purchase price of $15.2195 per share, at prices ranging from $15.165 to $15.29 per share.

(10) Reflects a weighted average purchase price of $15.8676 per share, at prices ranging from $15.815 to $15.905 per share.

Funds and the Managed Accounts

Date	Number of Shares Sold	Price Per Share($) (1)(2)
4/5/2018	100,000	$13.8768	(3)
4/6/2018	143,600	$12.5413	(4)
4/6/2018	6,400	13.2402	(5)
4/23/2018	50,000	$11.9915	(6)
4/23/2018	100,000	$13.2091	(7)
4/25/2018	1,000,000	$14.83784	(8)
4/26/2018	100,000	$13.9490	(9)
4/26/2018	50,000	$15.0329	(10)
4/27/2018	5,514	$14.2294	(11)
4/30/2018	5,514	$15.1845	(12)
5/1/2018	50,000	$16.0776	(13)
5/2/2018	100,000	$16.2620	(14)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.

(3) Reflects a weighted average sale price of $13.8768 per share, at prices ranging from $13.85 to $13.93 per share.

(4) Reflects a weighted average sale price of $12.5413 per share, at prices ranging from $12.185 to $13.185 per share.

(5) Reflects a weighted average sale price of $13.2402 per share, at prices ranging from $13.19 to $13.29 per share.

(6) Reflects a weighted average sale price of $11.9915 per share, at prices ranging from $11.57 to $12.20 per share.

(7) Reflects a weighted average sale price of $13.2091 per share, at prices ranging from $12.90 to $13.5375 per share.

(8) Reflects a weighted average sale price of $14.83784 per share, at prices ranging from $14.48 to $15.21 per share.

(9) Reflects a weighted average sale price of $13.9490 per share, at prices ranging from $13.80 to $14.11 per share.

(10) Reflects a weighted average sale price of $15.0329 per share, at prices ranging from $14.99 to $15.095 per share.

(11) Reflects a weighted average sale price of $14.2294 per share, at prices ranging from $13.88 to $14.45 per share.

(12) Reflects a weighted average sale price of $15.1845 per share, at prices ranging from $14.71 to $15.41 per share.

(13) Reflects a weighted average sale price of $16.077 per share, at prices ranging from $15.92 to $16.24 per share.

(14) Reflects a weighted average sale price of $16.2620 per share, at prices ranging from $16.12 to $16.41 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of May 7, 2018, among the Reporting Persons.